SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the Month of December, 1999               Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                          9670 Gateway Drive, Suite 200
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive                                  APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

         MERIDIAN GOLD REPORTS FOURTH QUARTER AND FULL YEAR 1999 RESULTS
                      (All dollar amounts in U.S. currency)

Reno, Nevada, February 23, 1999 - Meridian Gold Inc. today reported fourth quarter gold production of 70,086 ounces at a cash cost of $133 per ounce. For the full year, the Company produced 241,661 ounces of gold at an average cash cost of $163 per ounce, outperforming expectations as both Jerritt Canyon and Beartrack improved their efficiency. For Beartrack, 1999's full-year production level set records, both for the mine and for the State of Idaho. Cash costs at Beartrack for the quarter and the year set mine records as well, at $102 and $140 per ounce, respectively.

The Company recognized a fourth quarter loss of $1.3 million, or $0.03 per share, which included a charge of approximately $5.7 million relating to an increase in the Company's reclamation liability for the Royal Mountain King mine. This compares to last year's fourth quarter loss of $20.7 million, or $0.28 per share, which included a non-cash charge of $19.8 million taken as an impairment of the Beartrack mine based on the depressed gold market.

At the end of the year, Meridian Gold's cash balance was $20.8 million. During the year, the company drew only $30 million of its $50 million credit facility with Standard Bank of London, for use in the construction of the El Penon mine in northern Chile. The El Penon mine was completed on time and on budget with pre-commercial startup occurring on September 1, 1999.

Fourth Quarter Results
Sales for the quarter were $24.9 million, versus $21.3 million in the fourth quarter of 1998, due to increased production levels. Realized gold prices averaged $336 per ounce in the fourth quarter, versus $340 per ounce in the prior year's quarter. During the quarter, the Company recognized $2.9 million in put option revenue. Cash production costs in the fourth quarter were $133 per ounce, versus $210 per ounce in 1998.

At Beartrack, gold production in the fourth quarter was 38,667 ounces, with cash costs of $102 per ounce. This compares to fourth quarter 1998 production of 31,594 ounces at a cash cost of $209 per ounce. The lower 1999 cash costs reflect a significant improvement in mining efficiency and an increase in grades and production. Mining will be completed at Beartrack in the first quarter of 2000. Processing of the heap leach pads will continue throughout 2000, with anticipated production of approximately 60,000 ounces at a cash cost of about $155 per ounce.

At Jerritt Canyon, the Company's share of production in the fourth quarter was 31,419 ounces of gold, versus 25,705 in the prior year's quarter. Cash costs were lower, at $171 per ounce versus $211 per ounce, primarily as a result of higher mill feed grades from the Dash open pit ore.

Exploration spending in the fourth quarter was $2.2 million, compared to $3.8 million in the fourth quarter of 1998.

Results for the Full Year
For the full year 1999, the Company recorded a loss of $13.7 million, or $0.19 per share, compared to a loss of $39.2 million or $0.53 per share for the full year 1998.

Sales for the full year, including put option revenues, were $71.2 million versus $65.7 million in 1998. Gold production was higher, at 241,661 ounces versus 214,640 ounces, while the average realized gold price fell to $295 per ounce from $307 per ounce. Exploration spending for the full year decreased to $10.2 million from $13.1 million in 1998.

El Penon Mine Update
El Penon met the targets of its startup period, which ran from September 1, 1999 to December 31, 1999. Gold production was 20,500 ounces, mostly obtained by processing lower grade open pit ores. All operating costs and revenues during this period were capitalized. Commercial production began on January 1, 2000 and the mine was officially inaugurated on January 21, 2000 at a ceremony attended by the President of the Republic of Chile, His Excellency Eduardo Frei Ruiz Tagle.

2000 Outlook
Meridian expects to produce approximately 410,000 ounces from its operations in 2000. Meridian expects to generate its first annual profit as an independent entity in 2000. Exploration spending of $10.5 million has been budgeted for 2000, with approximately $3.1 million of this earmarked for El Penon and $3.5 million slated for Jerritt Canyon. Additionally, Barrick Gold Corporation plans drilling and development expenditures of about $2.7 million at the Rossi property as part of their earn-in requirement under the terms of the joint venture agreement.

Date of Annual and Special Meeting
Meridian Gold's Annual and Special Meeting of Shareholders will be held at 4:00 p.m. on Tuesday, May 2, 2000 at the TSE Conference Centre located on street level of The Exchange Tower, 130 King Street West (NE corner of King and York Streets), Toronto, Canada (business attire required).

The Record Date has been set at March 14, 1999. The Company's 1999 Annual Report and Proxy Circular will be mailed to shareholders on or about March 24, 1999.

Publication of Reserves and Resources
Meridian is planning to publish year-end 1999 reserves and resources later in the first quarter.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

-----------------------------------
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (775) 850-3730
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
                    (in US$ millions, except per share data)

                                                          Three Months
                                                        Ended December 31                Full Year
                                                       ------------------           -------------------
                                                        1999        1998             1999        1998
Sales                                                  $ 24.9      $ 21.3           $ 71.2      $ 65.7

Costs and expenses
      Cost of sales                                      18.3        15.4             53.0        49.0
      Depreciation, depletion & amortization              5.4         4.7             18.9        22.1
      Exploration costs                                   2.2         3.8             10.2        13.1
      Selling, general and administrative
        expenses                                          1.1         2.4              5.0         7.2
      Other operating income                             (0.9)       (3.6)            (0.9)       (3.6)
      Impairment of mineral properties                    ---        19.8              ---        19.8
                                                          ---  -     ----              ---        ----
Total costs and expenses                                 26.1        42.5             86.2       107.6
                                                         ----        ----             ----       -----

Operating loss                                           (1.2)      (21.2)           (15.0)      (41.9)

Interest income                                           0.3         0.5              1.7         2.7

Gain (loss) on sale of assets                            (0.4)         ---            (0.4)         ---
                                                         -----         ---            -----         ---

Net loss (1)                                           $ (1.3)    $ (20.7)         $ (13.7)    $ (39.2)
                                                       =======    ========         ========    ========

Loss per common share                                  $(0.03)     $(0.28)         $ (0.19)    $ (0.53)
                                                       =======     =======         ========    ========

Weighted average common shares outstanding              73.7        73.6             73.7        73.6
                                                       =======     =======         ========    ========

-----------------------------------
(1)In the fourth quarter of 1998, the Company recognized a $19.8 million non-cash charge relating to the Beartrack mine, reflecting the continued depressed gold market.

                               Meridian Gold Inc.
                                 Operating Data

                                                                        Three Months
                                                                      Ended December 31                    Full Year
                                                                    ---------------------             ----------------------
                                                                     1999          1998               1999           1998
Beartrack Mine
       Gold production - heap leach (ounces)                        38,667         31,594           132,726         110,289
       Tonnes mined (thousands)
           Ore                                                       1,089            996             4,671           4,088
           Waste                                                       755          1,679             3,511           7,163
                                                                    ------         ------            ------          ------
               Total                                                 1,844          2,675             8,182          11,251

Average heap leach grade (grams / tonne)                              1.10           0.86              1.10            0.80

Cash cost of production / ounce                                      $ 102          $ 209             $ 140           $ 220

Jerritt Canyon Joint Venture
       Gold production (Meridian Gold's 30% share, ounces)
           Milling                                                  31,419         25,705           108,935         104,351

       Tonnes mined (100%, thousands)
           Ore                                                         358            303             1,238             897
           Waste                                                       667          3,270             7,777          13,954
                                                                    ------         ------            ------          ------
               Total                                                 1,025          3,573             9,015          14,851

       Mill tonnes processed (100%, thousands)                         382            352             1,461           1,348
       Average mill ore grade (grams / tonne)                         9.43           7.95              8.60            8.71
       Mill recoveries                                               90.8%          94.1%             91.0%           90.9%

Cash cost of production / ounce                                      $ 171          $ 211             $ 191           $ 187


Totals
Ounces of gold produced                                             70,086         57,299           241,661         214,640
Ounces of gold sold                                                 74,344         62,203           242,413         212,947
Average realized price / ounce                                       $ 336          $ 340             $ 295           $ 307

Cash cost of production / ounce                                      $ 133          $ 210             $ 163           $ 204


The  calculation  of  cash  costs  of  production   conforms  to  the  standards
recommended by the Gold Institute.

                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                                (in US$ millions)

                                              December 31           December 31
                                                  1999                  1998
Assets
Current Assets
      Cash and cash equivalents                  $ 20.8                $ 34.1
      Trade and other receivables                   5.1                   8.1
      Inventories                                   8.7                   6.3
      Other current assets                          0.9                   1.5
                                                  -----                 -----
Total current assets                               35.6                  50.0
                                                  -----                 -----

Property, plant and equipment, net                102.9                  57.5
Other assets                                        3.0                   2.6
                                                  -----                 -----

Total assets                                    $ 141.5               $ 110.1
                                                =======               =======


Liabilities and Shareholders' Equity
Current Liabilities
      Current portion of long-term debt          $ 12.0                 $ ---
      Accounts payable, trade and other             5.4                   3.9
      Accrued and other liabilities                17.1                   9.6
                                                  -----                 -----
Total current liabilities                          34.6                  13.5
                                                  -----                 -----

Long-term debt, net of current portion             18.0                   ---
Other long-term liabilities                        28.5                  23.1
Shareholders' equity                               60.4                  73.5
                                                  -----                 -----

Total liabilities and shareholders' equity      $ 141.5               $ 110.1
                                                =======               =======


                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                                (in US$ millions)

                                                         Three Months
                                                      Ended December 31                    Full Year
                                                     --------------------            ------------------
                                                         1999        1998             1999        1998
Net loss                                               $ (1.3)    $ (20.7)         $ (13.7)    $ (39.2)

Provision for depreciation, depletion and
      amortization                                        5.4         4.8             18.9        22.2
Gain (loss) on sale of assets                            (0.4)        ---              0.5         ---
Impairment of mineral properties                          ---        19.8              ---        19.8
Provision for reclamation, net of costs incurred
                                                          6.0         ---              6.8         1.0
Accrued pension cost                                      0.4         ---              0.3         ---
Changes in assets and liabilities, net                  (10.5)       (5.9)             8.3         ---
                                                        ------      ------           ------      ------

Net cash provided by (used in) operating
     activities                                          (0.4)       (2.0)             21.1         3.8
                                                        ------      ------           ------      ------

Cash flows from investing activities
      Capital spending                                   (6.8)      (14.9)           (64.9)      (23.7)
      Disposal of PP&E                                    0.2         0.1              0.3         0.1
                                                        ------      ------           ------      ------

Net cash used in investing activities                    (6.6)      (14.8)           (64.6)      (23.6)
                                                        ------      ------           ------      ------

Cash flows from financing activities
      Proceeds from long-term borrowings                  2.1                         30.0         0.1
      Proceeds from sale of common stock                  0.6         0.1              0.8       (0.5)
      Repayment of long-term debt                         ---         ---            (0.5)         ---
      Redemption of preferred stock                       ---         ---            (0.1)         ---
                                                        ------      ------           ------      ------

Net cash provided by (used in) financing
activities                                                2.7         0.1             30.2       (0.4)
                                                        ------      ------           ------      ------

Increase (decrease) in cash and cash
     equivalents                                         (4.3)      (16.7)           (13.3)      (20.2)

Cash and cash equivalents, beginning
     of period                                           25.1        50.8             34.1        54.3
                                                        ------      ------           ------      ------

Cash and cash equivalents, end of period               $ 20.8      $ 34.1           $ 20.8      $ 34.1
                                                       =======     =======          =======     =======

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 1999                MERIDIAN GOLD INC.

                                       By: /s/ Brian J. Kennedy
                                          --------------------
                                          Brian J. Kennedy
                                          President and Chief Executive Officer